Exhibit 99.1

ICON Announces Results of Annual General Meeting

Dublin, Ireland, July 23, 2025 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organisation powered by healthcare intelligence, today announced that all resolutions at the Annual General Meeting of the company (AGM) held on July 22, 2025 were duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 11, 2025 and are available on the ICON plc website.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Ciaran Murray	59,889,939	58,573,183	1,307,430	9,326
1.2	To re-elect Dr. Steve Cutler	59,889,939	59,259,952	619,506	10,481
1.3	To re-elect Mr. Rónán Murphy	59,889,939	58,434,915	1,444,942	10,082
1.4	To re-elect Dr. John Climax	59,889,939	59,225,431	653,519	10,989
1.5	To re-elect Ms. Julie O’Neill	59,889,939	59,342,873	536,081	10,985
1.6	To re-elect Mr. Eugene McCague	59,889,939	59,261,955	614,569	13,415
1.7	To re-elect Dr. Linda Grais	59,889,939	58,644,816	1,234,062	11,061
1.8	To re-elect Ms. Anne Whitaker	59,889,939	59,540,334	338,444	11,161
2	To review the Company’s affairs and consider the Accounts and Reports	59,889,939	59,572,121	248,388	69,430
3	To ratify the appointment of EY as the Auditors of the Company and to authorise the Board, acting through its Audit Committee, to fix the Auditors’ Remuneration	59,889,939	58,828,444	1,052,792	8,703
4	To authorise the Company to allot shares	59,889,939	58,121,368	1,758,940	9,631
5**	To disapply the statutory pre-emption rights	59,889,939	58,763,717	1,112,056	14,166
6**	To disapply the statutory pre-emption rights for funding capital investment or acquisitions	59,889,939	57,957,914	1,919,567	12,458

7	To authorise the Company and any subsidiary of the Company to make overseas market purchases of shares	59,889,939	59,470,630	380,237	39,072
8**	To authorise the price range at which the Company can reissue shares that it holds as treasury shares	59,889,939	59,269,086	576,246	44,607

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

About ICON plc

ICON plc is a world-leading clinical research organisation powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 39,900 employees in 95 locations in 55 countries as at June 30, 2025. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F